[Greenberg Traurig, LLP Letterhead]

May 24, 2006

VIA FAX AND OVERNIGHT MAIL

United States Securities and Exchange Commission

Division of Corporation Finance, 100 F Street, N.E.
Washington, D.C. 20549-0303

Attention: Ms. Carmen Moncada-Terry

RE:	Surge Global Energy, Inc.
Registration Statement on Form SB-2
Filed December 30, 2005
File No. 333-130817
Amendment No. 2 to Form SB-2 filed on December 30, 2005

Dear Ms. Moncada-Terry:

On behalf of Surge Global Energy, Inc. (the “Company”), this letter sets forth the responses of the Company to the comments of the staff contained in your letter dated May 17, 2006. Also enclosed herewith is Amendment No. 2 to Form SB-2 (“Amendment No. 2”). We are also providing you with courtesy copies of Amendment No. 2 marked to show all changes made from Amendment No. 1.

The comments of the Staff are set forth in their entirety in bold text below, and responses to such comments are set forth in plain text immediately beneath each comment.

1. We note that in amendment 1 to your registration statement you added 2,300,000 shares of common stock issued or issuable upon the exercise of warrants to a number of named parties. We note that these sales occurred in March 2006 after the filing of the initial resale registration statement and that you then added these securities to your pending registration statement. It is therefore unclear to us how you can conclude that the purchasers of the securities took with investment intent or without a view to distribute. In fact, we note that your registration rights agreement requires you to register the securities by filing a registration statement within 45 days of closing. Rule 152 of the Securities Act provides a safe harbor to separate the issuance and resale transactions for 4(2) offerings. However, the rule appears to be unavailable to you, since Rule 152 requires that the registration statement be filed subsequent to the 4(2) offering. Please provide us with a detailed analysis as to why you believe that you are able to add the securities from the March 2006 private placement to a pending registration statement.

The Company has removed the securities from the March 2006 private placement from the registration statement

We appreciate the Staff’s attention to this matter. Should you have any questions, or wish to discuss the response set forth above or in Amendment No. 2, please do not hesitate to contact Raymond A. Lee at (949) 708-6510.

Sincerely,

Raymond A. Lee